Mail Stop 3561

May 2, 2006

By U.S. Mail and Facsimile [(305)594-9492]

Mr. Michael Burris, CFO
Benihana, Inc.
8685 Northwest 53rd Terrace
Miami, Florida 33166

      Re: **Benihana, Inc.**
              Form 10-K for the fiscal year ended March 27, 2005
              Form 10-Q for the quarter ended October 9, 2005
              File No. 000-26396

Dear Mr. Burris:

We have completed our review of your Form 10-K and related filings and have no further comments at this time.

Sincerely,

David R. Humphrey
Accounting Branch Chief